Mail Stop 3561

November 10, 2008

By Facsimile and U.S. Mail

Mr. Jeffrey Noddle
Chairman and Chief Executive Officer
SUPERVALU, Inc.
11840 Valley View Road
Eden Prairie, MN 55344

>   **Re: SUPERVALU, Inc.**
>   **Form 10-K for the Fiscal Year Ended February 23, 2008**
>   **Form 10-Q for the Fiscal Quarter Ended June 14, 2008 and**
>   **September 6, 2008**
>   **File No. 1-5418**

Dear Mr. Noddle:

We have reviewed your supplemental response letter dated October 15, 2008 as well as your filings and have the following comments. As noted in our comment letter dated September 10, 2008, we have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.

Form 10-K for the Fiscal Year Ended February 23, 2008

Consolidated Financial Statements
Notes to Consolidated Financial Statements

Note 17 – Segment Information, page F-43

1.   We note the supplemental information and response to our prior comments two, three and four. Based on what you have provided, your chief operating decision maker ("CODM") receives financial information in several formats to evaluate performance and allocate resources, and uses anticipated levels of sales, expected return on investment, EBIT as a percent of sales as well as other factors. You also state you manage your retail food business by region and have identified five operating segments which are being aggregated into one reportable segment – Retail Food. In this regard, the reports you

currently provide on a regular basis to the CODM and the Board, based on the sample provided to us, do not show information for the operating segments you have identified in your response. Instead, there appears to be three operating segments within your Retail Food reportable segment that qualify as operating segments as defined by paragraph 10 based on the reports provided to your CODM which present discrete financial information by store brand grouped by the retail food stores of Albertson's, Inc., ("Acquired Operations"), Core Retail and Save-A-Lot ("Extreme Value food stores"), aggregated into the Retail Food reportable segment.

Further, it appears each of the Acquired Operations, Core Retail and Extreme Value stores as grouped in your reports have sufficient dissimilar economic characteristics when compared to each other to disqualify them from aggregation under paragraph 17 of SFAS 131. Using historical data you provided, the retail food operations as grouped in reports provided to the CODM, do not appear to have the ability to converge over the long-term to attain similar EBIT or gross margin operating trends indicating there are dissimilar economic characteristics supporting separate reportable operating segments. Please revise your segment reporting and related disclosures to present three or more reportable retail food segments to comply with the reporting requirements of SFAS 131. Please advise or show us what your revised disclosures will look like.

2.   Our review of your Financial Report for each period end noted under the segment tab a profit and loss summary for retail food which included a line item titled Distribution Retail Profit that has no sales data but does present gross profit, selling, general and administrative expenses and operating earnings. Please explain what distribution operations are included the line item Distribution Retail Profit and how it generates operating earnings from your retail food store operations. Explain to us if these operations also meet the qualifications of an operating segment as defined by paragraph 10 of SFAS 131.

Form 10-Q for the fiscal quarter ended September 6, 2008

Financial Statements
Notes to Condensed Consolidated Financial Statements (Unaudited)

Note 3 – Goodwill and Intangible Assets, page 10

3.   We note the supplemental information you provided and your response to our prior comment five regarding an impairment review of goodwill under SFAS 142. Even though we understand the quoted price of your common stock should not be the sole measurement basis of your fair value, we believe market capitalization can be used as an overall evaluation in the review process. In this regard, using your closing share price of $24 as of September 6, 2008 your market capitalization value was approximately $5.1 billion, compared to recorded goodwill of $7 billion, yielding a material negative variance of $1.9 billion, or 27%. Further, using your closing stock price of $28 as of

February 23, 2008, your market capitalization value was approximately $5.8 billion, compared to recorded goodwill of $7 billion, yielding a large negative variance of $1.2 billion, or 17%. We believe the existence of such material negative variances raises serious questions about whether any impairment of goodwill has occurred. In light of the further deterioration of an unfavorable business climate, the continuing decline in consumer spending and negative same store sales performance, please provide us with a copy of the recent sensitivity analysis you prepared supporting your conclusion as of September 6, 2008 that there was no indication of impairment of goodwill since the last annual test. Please also provide us with a comprehensive discussion of the basis for each of the major assumptions relating to revenue growth, operating ratios, and annual gross margin and EBIT percent used for each reporting unit by forecast year. We may have further comments upon our review of your response.

* * * *

Please respond to these comments through correspondence over EDGAR within 10 business days or tell us when you will provide us with a response. You may contact Milwood Hobbs, Staff Accountant, at (202) 551-3241 or Donna Di Silvio, Senior Staff Accountant, at (202) 551-3202, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3720 with any other questions.

Sincerely,

Andrew Mew
Accounting Branch Chief